LADENBURG THALMANN & CO. INC.
153 East 53rd Street, 49th Floor
New York, New York 10022

January 26, 2007

VIA EDGAR AND TELECOPY – (202) 772-9206
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:

Renaissance Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed May 24, 2006
(File No. 333-134444) ( the "Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Renaissance Acquisition Corp., the undersigned underwriter of the above-referenced offering hereby requests acceleration of the effective date and time of the Registration Statement to 1:30 P.M., Monday, January 29, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By: /s/	Peter H. Blum Name: Peter H. Blum Title: Vice Chairman